

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2010

Mr. Derek Jackson
President and Chief Executive Officer
Bluewave Group, Inc.
2881 E. Oakland Park Blvd., Suite 407
Ft. Lauderdale, FL 33306

  Re: Bluewave Group, Inc.
    Item 4.01 Form 8-K
    Filed August 30, 2010
    File No. 000-53804

Dear Jackson:

  We have completed our review of your filing and do not have any further comments at this time.

         Sincerely,

         Karl Hiller
         Branch Chief